August 21, 2009

Mail Stop 3010

Mr. Thomas W. Jasper
Chief Executive Officer
Primus Guaranty, Ltd.
Clarendon House
2 Church Street
Hamilton HM 11, Bermuda

> **Re: Primus Guaranty, Ltd.**
> **Form 10-K for the year ended December 31, 2008**
> **Forms 10-Q for the quarters ended March 31 and June 30, 2009**
> **Filed March 16, 2009**
> **File No. 001-32307**

Dear Mr. Jasper:

We have reviewed your above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Nonperformance Risk Adjustment, page 39

1. We note that during 2008 you recorded a favorable nonperformance risk adjustment of $1.3 billion under SFAS 157 which reflects the widening of the company's own credit spread. Please clarify if our understanding is correct that

without this adjustment, net unrealized losses on credit swaps would have been $2.9 billion rather than the $1.6 billion recorded. Please show us how you plan to revise future filings to clarify.

Overview of Financial Results, page 42

2.   In future filings, please disclose the rate at which your perpetual preferred securities and subordinated deferrable interest notes are currently accruing interest, and state whether this rate represents the contractual maximum or was set by auction. Please provide this disclosure in the MD&A as well as the related financial statement footnote.

Non-GAAP Financial Measures – Economic Results, page 57

3.   We note your inclusion of the non-GAAP measure "Economic Results", which appears to be very similar to the non-GAAP measure "Core Earnings" originally presented in your S-1 filing and subsequent amendments in 2004. Please refer to Staff comment letters dated May 21, 2004 and July 2, 2004 where we addressed our concerns with the measure. Please tell us how you will revise the presentation to comply with Item 10(e) of Regulation S-K. Your response should address why you are including an adjustment for credit events. In addition you should explain why the exclusion of these items results in a non-GAAP financial measure that is useful to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

4.   We note that commencing with the third quarter of 2008, you make provisions for credit events only in the period in which the event occurs. Please clarify to us whether this change in accounting policy relates only to your presentation of Economic Results, or whether the change in policy is also applicable to your consolidated financial statements prepared in accordance with GAAP. Clarify how this compares to an incurred versus expected loss model.

Exhibit 12

5.   Please advise us why you have excluded amortized debt issuance costs from your calculation of fixed charges. Refer to Item 503(d), Instruction 1.A. of Regulation S-K.

Exhibit 31

6.   In future filings please remove the reference to the certifying officer's title in the introductory paragraph as the certification is to be made in a personal capacity.

Form 10-Q for the quarter ended June 30, 2009

Nonperformance Risk Adjustment, page 23

7.   We note that you recorded nonperformance risk adjustments of approximately $495.8 million as of June 30, 2009, which reduced the fair value of your credit swap liabilities. Please clarify how this positive adjustment relates to the $757.8 million decrease in net credit swap revenue recognized for the six months ended June 30, 2009.   In addition clarify how the $1.3 billion nonperformance risk adjustment recorded as of December 31, 2008 relates to the $369.4 million increase in net credit swap revenue recorded for the six months ended June 30, 2008. Please show us how you plan to revise future filings to clarify.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3498 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant